

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Mr. Michael Brown
General Counsel
Clearway Energy, Inc.
300 Carnegie Center, Suite 300
Princeton, NJ 08540

Re: Clearway Energy, Inc.
Form 8-K
Exhibit Nos. 10.1, 10.2, 10.3
Filed December 22, 2020
File No. 001-36002

Dear Mr. Brown:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance